# SEC Schedule 13D/A (Amendment No. 19) — Beneficial ownership report by holders of more than 5% of a class

Issuer: COMMONWEALTH CREDIT PARTNERS BDC I, INC., CIK 0001841514
CUSIP: 000000000
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 360 S. Rosemary Avenue, Suite 1700, West Palm Beach, Florida (FL), 33401
Date of event which requires filing of this statement: 03/27/2025
Filed by CIK 0001480561
Persons authorized to receive notices and communications: Garon Meikle, CFO, UAW Retiree Medical Benefits Trust, 1155 Brewery Park Blvd., Suite 400, Detroit, Michigan (MI), 48207, (313) 324-5900

## Reporting persons
- UAW Retiree Medical Benefits Trust (CIK 0001480561): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 580,891.84; sole dispositive power 0; shared dispositive power 580,891.84; aggregate amount beneficially owned 580,891.84 (99% of the class)
- UAW Chrysler Retirees Medical Benefits Plan (CIK 0001795057): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 113,273.91; sole dispositive power 0; shared dispositive power 113,273.91; aggregate amount beneficially owned 113,273.91 (19.3% of the class)
- UAW Ford Retirees Medical Benefits Plan (CIK 0001795052): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 176,591.12; sole dispositive power 0; shared dispositive power 176,591.12; aggregate amount beneficially owned 176,591.12 (30.1% of the class)
- UAW GM Retirees Medical Benefits Plan (CIK 0001795050): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 291,026.81; sole dispositive power 0; shared dispositive power 291,026.81; aggregate amount beneficially owned 291,026.81 (49.6% of the class)
- Hershel Harper (CIK 0001794997): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 580,891.84; sole dispositive power 0; shared dispositive power 580,891.84; aggregate amount beneficially owned 580,891.84 (99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: COMMONWEALTH CREDIT PARTNERS BDC I, INC.
Address of issuer's principal executive offices: 360 S. Rosemary Avenue, Suite 1700, West Palm Beach, Florida (FL), 33401

## Item 4. Purpose of Transaction
Purpose of transaction:
This Item 4 is hereby amended to include the following:

On September 27, 2024, pursuant to a dividend reinvestment plan: (i) UAW Chrysler Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 525.619 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 819.426 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 1,350.436 Shares. The price per Share was $953.46.

On December 30, 2024, pursuant to a dividend reinvestment plan: (i) UAW Chrysler Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 508.624 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 792.932 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 1,306.772 Shares. The price per Share was $940.47.

On March 27, 2025, pursuant to a dividend reinvestment plan: (i) UAW Chrysler Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 469.391 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 731.769 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 1,205.974 Shares. The price per Share was $933.91.

On June 27, 2025, pursuant to a dividend reinvestment plan: (i) UAW Chrysler Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 402.186 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 626.998 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 1,033.309 Shares. The price per Share was $926.13.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of Shares to which this Amendment No. 19 relates is 580,891.84. Such aggregate number of Shares represents 99.0% of the common stock of the Issuer. The percentage reported in this Amendment No. 19 is calculated based upon 586,763.95 Shares outstanding as of June 27, 2025 as indicated by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
The UAW Chrysler Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 113,273.91 Shares. Such Shares represent 19.3% of the Shares outstanding.

The UAW Ford Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 176,591.12 Shares. Such Shares represent 30.1% of the Shares outstanding.

The UAW GM Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 291,026.81 Shares. Such Shares represent 49.6% of the Shares outstanding.

UAW RMBT is the trust under which the Plans are established and, pursuant to Rule 13d-3, may be deemed to beneficially own the 580,891.84 Shares held by the Plans. Such Shares represent 99.0% of the Shares outstanding. UAW RMBT is an indirect beneficial owner of these Shares.

Hershel Harper is the chief investment officer of UAW RMBT, the trust under which the Plans are established, and, pursuant to Rule 13d-3 may be deemed to beneficially own the 580,891.84 Shares held by the Plans. Such Shares represent 99.0% of the Shares outstanding. Hershel Harper is an indirect beneficial owner of these Shares.
Transactions in the class effected during the past sixty days: Except as disclosed in Item 4, no transactions in the Shares were effected during the past sixty days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- UAW Retiree Medical Benefits Trust: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (07/02/2025)
- UAW Chrysler Retirees Medical Benefits Plan: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (07/02/2025)
- UAW Ford Retirees Medical Benefits Plan: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (07/02/2025)
- UAW GM Retirees Medical Benefits Plan: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (07/02/2025)
- Hershel Harper: /s/ Hershel Harper, Hershel Harper (07/02/2025)